SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                            U.S. Wireless Corporation
                            -------------------------
                                (Name of issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (title of class of securities)


                                    90339C106
                                 --------------
                                 (CUSIP number)


                                 S. Lance Silver
                                 General Counsel
                            Global Technologies, Ltd.
                         1811 Chestnut Street, Suite 120
                             Philadelphia, PA 19103
                                  215.972.8191
          ------------------------------------------------------------
          (Name, address and telephone number of persons authorized to receive notices and communications)


                                February 15, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 2 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Global Technologies, Ltd.
    86-0970492
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*


    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     830,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       830,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    830,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 3 of 8 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of U.S. Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2303 Camino Ramon, Suite 200, San Ramon, California 94583.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being filed by Global Technologies, Ltd. (formerly Interactive Flight Technologies, Inc.) herein referred to as the "Reporting Person." The Reporting Person is a Delaware corporation.

     (b) The business address of the Reporting Person is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103.

     (c) The Reporting Person is a publicly held diversified technology-based company. For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Person, reference is made to Exhibit I annexed hereto and incorporated herein by reference.

     (d) The Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not Applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person currently beneficially owns 830,500 shares of the Common Stock. This number represents approximately 3.9% of the outstanding Common Stock.

     (b) The Reporting Person has sole investment and voting power with respect to the shares of Common Stock that are the subject of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any shares of Common Stock other than those that are the subject of this Schedule 13D.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 4 of 8 Pages
---------------------                                          -----------------

     (c) The table below lists the transactions in the Common Stock effected by the Reporting Person during the past 60 days. All of the below transactions were sales in the open market.

                                                                       AVERAGE
                        NUMBER OF                                     PRICE PER
      DATE             SHARES SOLD           GROSS PROCEEDS             SHARE
      ----             -----------           --------------             -----
     18-Dec-00            10,000             $   51,687.50             $ 5.169
     19-Dec-00            34,000             $  161,500.00             $ 4.750

     The Reporting Person also entered into a Settlement Agreement with Advantage Fund II Ltd. ("Advantage") and Koch Investment Group Ltd. ("Koch") on January 31, 2001, which was held in escrow and not delivered until it became effective on February 15, 2001. Between February 2000 and October 2000, Advantage and Koch invested an aggregate of $21.0 million into the Reporting Person.

     The first investment occurred on February 16, 2000 in which the Reporting Person issued $10.0 million of its Series C 5% Convertible Preferred Stock (the "Preferred Stock") to Advantage and Koch. On June 8, 2000, the Reporting Person issued $4.0 million of secured convertible notes to Advantage and Koch. The Reporting Person subsequently redeemed $3.0 million of these notes and Koch converted the remaining $1.0 million, thus, these notes were satisfied in full and canceled as of October 25, 2000. On October 3, 2000, the Reporting Person issued an additional $7.0 million of secured convertible notes (the "October Notes") to Advantage and Koch. These notes were secured by a pledge of 866,538 shares of Common Stock.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 5 of 8 Pages
---------------------                                          -----------------

     The terms of the Stock Pledge Agreement executed and delivered in connection with issuance of the October Notes required that the Reporting Person maintain collateral coverage of 150%, and, in the event that such coverage fell below 150%, that the Reporting Person deliver additional shares of Common Stock so as to bring the collateral coverage back to 200%.

     The price per share of Common Stock fell such that the collateral coverage under the Stock Pledge Agreement fell below the 150% threshold, and, in response to such occurrence, Advantage and Koch requested that the Reporting Person deposit additional shares of Common Stock to remedy such deficiency.

     The Reporting Person and the investors engaged in negotiations regarding the deposit of additional shares of Common Stock, but such negotiations terminated without resolution. Advantage and Koch ultimately filed a complaint (the "Complaint") and obtained a Temporary Restraining Order ("TRO") prohibiting the Reporting Person and its Chairman and Chief Executive Officer from selling, conveying, pledging or otherwise transferring any shares of Common Stock until resolution of the matters covered in the Complaint and dissolution of the TRO.

     Ultimately, the Reporting Person and Advantage and Koch agreed to resolve their differences pursuant to the Settlement Agreement, a copy of which is attached hereto as Exhibit 1, that provides in general for the following:

     * The Reporting Person transfers ownership of an aggregate of 1,380,000 shares of Common Stock to Advantage and Koch in return for the October Notes and related Stock Pledge Agreement being deemed satisfied in full and canceled;

     * The Preferred Stock be amended such that it may convert into no more than 18.5% (approximately 1.99 million shares) of the Company's Class A common stock outstanding on the date of execution of the Settlement Agreement (the "Execution Date");

     * The Reporting Person registers for resale the shares of Class A common stock into which the Preferred Stock converts that are not already registered for resale;

     * The Reporting Person issues unsecured, non-convertible notes to Advantage (in the principal amount of $4,800,000) and Koch (in the principal amount of $3,200,000);

     * The warrants held by Advantage (123,055) and Koch (102,870) be re-priced so that the exercise prices thereof equal 115% of market on the day prior to the Execution Date;

     *    The Complaint be dismissed with prejudice and the TRO be dissolved;
          and

     *    The Reporting Person, Advantage and Koch exchange mutual releases.

     (d) Not Applicable.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 6 of 8 Pages
---------------------                                          -----------------

     (e) As a result of the disposition of shares pursuant to the Settlement Agreement discussed above, the Reporting Person maintains beneficial ownership of 830,500 shares of Common Stock, representing 3.9% of the outstanding Common Stock. The Reporting Person therefore ceased to be the beneficial owner of more than 5% of the Common Stock on February 15, 2001.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See the description of the Settlement Agreement in Item 5 above, and a copy of the Settlement Agreement is attached hereto as Exhibit 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Settlement Agreement among the Reporting Person, Advantage and Koch is attached hereto as Exhibit 1.

                                  SCHEDULE 13D
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CUSIP NO. 90339C106                                            Page 7 of 8 Pages
---------------------                                          -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            GLOBAL TECHNOLOGIES, LTD.


Dated: February 20, 2001                    /s/ Irwin L. Gross
                                            --------------------------------
                                            Irwin L. Gross, Chairman

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 8 of 8 Pages
---------------------                                          -----------------

                                   Schedule I

                      Information with Respect to Executive
                    Officers and Directors of the Undersigned

     The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Global Technologies, Ltd., the business address of each of which is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except as reported in Item 2(d) of this
Schedule 13D.

CORPORATE OFFICERS

Irwin L. Gross
Chief Executive Officer

Patrick J. Fodale
Vice President and Chief Financial Officer

David N. Shevrin
Vice President and Secretary

S. Lance Silver
General Counsel

BOARD OF DIRECTORS

Irwin L. Gross
Chairman of the Board and
Chief Executive Officer of
Global Technologies, Ltd.

Charles T. Condy                               244 California Street, Suite 510
Chairman and Chief Executive Officer of        San Francisco, California 94111
Next Century Restaurants, Inc.

Stephen Schachman                              1650 Market Street, 39th Floor
Owner, Public Affairs Management               Philadelphia, Pennsylvania 19103

Dr. M. Moshe Porat                             111 Speakman Hall
Dean of the School of Business                 Philadelphia, Pennsylvania 19122
and Management at Temple University